BERNAL CUTLERY, INC.

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017

October 21, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Bernal Cutlery, Inc
San Francisco, CA

We have reviewed the accompanying financial statements of Bernal Cutlery, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 21, 2019

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

BERNAL CUTLERY, INC
BALANCE SHEET
DECEMBER 31, 2018 AND 2017

_____

	2018	**2017**
ASSETS		
CURRENT ASSETS		
Cash	$ 37,651	$ 36,666
Inventory	263,413	209,026
Accounts Receivable	4,398	24,745
TOTAL CURRENT ASSETS	305,463	270,437
NON-CURRENT ASSETS		
Loan Fees	3,825	3,825
Accumulated Amortization	(1,360)	(1,105)
Fixed Assets	86,578	50,605
Accumulated Depreciation	(44,578)	(38,710)
Rent Deposit	20,000	6,500
Related Party Notes Receivable	110,210	131,927
TOTAL NON-CURRENT ASSETS	174,675	153,042
TOTAL ASSETS	480,138	423,480
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	23,180	19,644
Sales Tax Payable	32,133	16,936
TOTAL CURRENT LIABILITIES	55,313	36,580
NON-CURRENT LIABILITIES		
Related Party Loan	158,229	83,139
Loans Payable, Net	275,465	301,980
TOTAL LIABILITIES	489,007	421,699
SHAREHOLDERS' EQUITY		
Common Stock (1,000,000 shares authorized;	94,364	94,364
943,640 issued; $0.1 par value)		
Dividends Issued	(269,026)	(269,026)
Retained Earnings (Deficit)	165,793	176,444
TOTAL SHAREHOLDERS' EQUITY	(8,869)	1,782
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 480,138	$ 423,480

BERNAL CUTLERY, INC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Operating Income		
Sales	$ 1,381,033	$ 1,139,141
Cost of Goods Sold	569,689	473,193
Gross Profit	811,344	665,948
Operating Expense		
Wages	425,720	361,507
General & Administrative	261,148	186,657
Rent	63,759	48,150
Payroll Taxes	47,787	30,047
Depreciation	5,868	12,886
Professional Fees	4,760	5,282
Repairs	2,423	6,771
Marketing	1,722	3,660
	813,186	654,961
Net Income from Operations	(1,842)	10,987
Other Income (Expense)		
Interest Expense	(8,809)	(19,778)
Net Income	$ (10,651)	$ (8,791)

BERNAL CUTLERY, INC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

		2018		2017
Cash Flows From Operating Activities				
Net Income (Loss) For The Period	$	(10,651)	$	(8,791)
Change in Accounts Payable		3,536		34,605
Change in Accounts Receivable		20,347		(11,892)
Change in Rent Deposit		(13,500)		(2,000)
Change in Sales Tax Payable		15,197		-
Depreciation		5,868		12,886
Amortization		255		255
Change in Inventory		(54,387)		(70,748)
Net Cash Flows From Operating Activities		(33,335)		(45,684)
Cash Flows From Investing Activities				
Purchase of Fixed Assets		(35,973)		(18,070)
Net Cash Flows From Investing Activities		(35,973)		(18,070)
Cash Flows From Financing Activities				
Draws on Related Party Loan Payable		75,090		11,139
Issuance of Loans Payable, Net		(26,515)		23,839
Issuance of Related Party Note Receivable		21,717		1,109
Payment of Dividends		-		4,764
Net Cash Flows From Investing Activities		70,292		40,851
Cash at Beginning of Period		36,666		59,570
Net Increase (Decrease) In Cash		984		(22,904)
Cash at End of Period	$	37,651	$	36,666

BERNAL CUTLERY, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common Stock Amount	Common Stock Price	Dividends Paid	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2016		$ -	$ -	$ 185,235	$ 185,235
Issuance of Stock	943,640	94,364	(269,026)		(174,662)
Net Income				(8,791)	(8,791)
Balance at December 31, 2017	943,640	$ 94,364	$ (269,026)	$ 176,444	$ 1,782
Issuance of Stock					-
Net Income				(10,651)	(10,651)
Balance at December 31, 2018	943,640	$ 94,364	$ (269,026)	$ 165,793	$ (8,869)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Bernal Cutlery, Inc. ("the Company") is a Corporation organized under the laws of the State of California. The Company specializes in specialty kitchen knives while also providing professional sharpening services for over 15 years.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created uncertainty about the ability of the Company to continue as a going concern: the company sustained a net operating loss in 2017 ($8,791) and 2018 ($10,651). The company plans to raise additional funds to meet obligations through a REG CF debt campaign to mitigate these conditions and events that raise doubt about the Company's ability to continue as a going concern. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above

The following describes management's plans that are intended to mitigate the conditions and events that raise doubt about the Company's ability to continue as a going concern. The company plans to raise additional funds to continue operations through a REG CF debt campaign. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with dependence on key personnel.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Rent

In 2017, the Company occupied office space under a non-cancellable operating lease. The lease expires in 2019 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are as follows:

2018- $1,751
2019- $1,804

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in 2020 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are as follows:

2018- $2,000
2019- $2,000
2020- $2,000

The Company currently occupies office space under a non-cancellable operating lease on a month-to-month basis. The lease may be renewed at the option of the Company at the then-current market rate. Current monthly minimum payments due are $1,950.

Advertising

The Company records advertising expenses in the year incurred.

Notes Receivable

In 2017 & 2018, the company issued loans receivable ("the Related Party Loans Receivable"). The loans accrue no interest and is payable in at a future date determined by management.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a subchapter S Corporation in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of California.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

Loans Payable, Net

In 2017, the company borrowed cash for the purpose of funding continuing operations ("the Loans Payable, Net"). The loan accrues interest at the rate of 16.5% per annum and is payable in 2020. During 2018 and 2017, the Company made varied monthly payments on this loan and has capitalized no interest in either year. The remaining balance as of the end of 2018 was $93,340.

In 2017, the company issued a second note payable in exchange for cash for the purpose of funding continuing operations ("the Loans Payable, Net"). The loan accrues interest at the rate of 7% per annum and is payable in 2020. During 2018 and 2017, the Company made monthly payments of $990 on this loan and has capitalized no interest in either year. The remaining balance in 2018 was $31,088.

In 2017, the company issued a third loan payable in exchange for cash for the purpose of funding continuing operations ("the Loans Payable, Net"). The loan accrue interest at the rate of 9.5% per annum and is payable in 2027. During 2018 and 2017, the Company made monthly payments of $2,131 on this loan and has capitalized no interest in either year. The remaining balance in 2018 was $138,039.

In 2017 & 2018, the company issued a loan payable in exchange for cash for the purpose of funding continuing operations ("the Related Party Loan Payable"). The loans accrue no interest and is payable in at a future date determined by management.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 21, 2019, the date that the financial statements were available to be issued.